June 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	Highland Funds I N-14/A (File No. 333-235285)

Ms. Hamilton and Mr. Sutcliffe:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Funds I (“HFI” or, the “Registrant”), in a telephone conversation on June 11, 2020, and in follow-up telephone conversations on June 12, 2020. The SEC staff (“Staff”) comments provided relate to the N-14/A filed on June 10, 2020 relating to the reorganization of Highland Long/Short Equity Fund (“LSE”), a series of HFI, into Highland Merger Arbitrage Fund (“MAF”), a series of HFI (each, a “Funds” and together, the “Funds”). SEI provides HFI with administrative and accounting services and submits these responses on behalf of HFI.

We have reproduced the substance of your comments below, followed by the Registrant’s responses.

ACCOUNTING COMMENTS

SEC Comment 1

The Staff notes the expense cap for MAF class A and MAF class A pro forma combined is listed at 1.50%. Since certain expenses are excluded from the expense cap and the expenses are exceeding the stated expense cap, the Staff expects that there would be a further reduction in expenses. The Staff believes that the expense cap plus excluded expenses would result in total expenses for MAF class A shares of 4.23%. The Staff also notes that this comment applies to each share class. Please revise the table or address the discrepancy for all classes.

Response: As discussed during the Registrant’s telephonic conversation on June 12, 2020, the approach for calculating the expense cap for MAF differs between the MAF financial highlights for the semi-annual period, which is measured on a per share basis, and the monthly net assets calculation, which is used to determine actual reimbursements. Although the Expense Cap in place for MAF is capped to 1.50% of average daily net assets attributable to any class of the Fund, differences can occur in the semi-annual when the 6-month ratios are annualized. 1.57% is the annualized Expense Cap value based on actual reimbursements and Other Expense payments that have occurred during the period. We expect the difference to be resolved in the annual report (non-annualized).

SEC Comment 2

The footnote 1 under the capitalization table does not accurately reflect the per share amounts in the table. Reconcile the footnote and table to be consistent.

Response:

In response to the comment, the Registrant will revise the relevant footnote as follows (revisions are marked):

“Reorganization costs to be paid by MAF in the amount of $69,788 (or ~~$0.013089~~ $0.0442per share) while LSE will incur approximately $55,212 (or $0.01 per share) in brokerage commissions, which amounts may vary depending upon the amount of the number of transactions executed. The effect on the net asset value of MAF as a result of the payment of these expenses is currently estimated to be $0 per share after reimbursement from the Advisor. Under the expense limitation agreement, the Adviser may recoup waived and/or reimbursed amounts with respect to MAF within thirty-six months of the date such amounts were waived or reimbursed, provided MAF’s total annual operating expenses, including such recoupment, do not exceed the Expense Cap in effect at the time of such waiver/reimbursement.”

SEC Comment 3

The Staff notes the discussion in the pro formas regarding the anticipated decrease in expenses as a result of the merger but that certain expenses are increasing (namely, interest payments and commitment fees on borrowed funds). Accordingly, please also include discussion of these increases in the pro formas.

Response:

In response to the comment, the Registrant will revise the following disclosure to include a discussion of the increase in certain of these expenses (revisions are marked):

“On a pro forma basis, for the twelve months ended December 31, 2019 the proposed Reorganization of MAF and LSE would have resulted in a decrease in several expense types. The most significant of which is a decrease of approximately $100,000 in portfolio accounting fees and $10,000 in transfer agent fees due to the combining of two portfolios into one, as the base contract fee is per fund. Likewise, reductions of approximately $40,000 in audit fees and $25,000 in printing and postage result from the combination. However, as described above, on a pro forma basis after giving effect to the Reorganization, MAF’s net operating expenses will be higher than those of LSE due to the higher expense line items “Interest Payments and Commitment Fees on Borrowed Fund” and “Dividend Expense on Short Sales” in the fee table. On a proforma basis, the combined pro forma fund expenses would be reduced by fee waivers and expense reimbursements in order to maintain voluntary expense caps. With respect to MAF, the Adviser has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), taxes, dividend expenses on short sales, interest payments, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses (collectively, the “Excluded Expenses”)) of the Fund to 1.50% of average daily net assets attributable to any class of the Fund (the “Expense Cap”). The Expense Cap will continue through at least October 31, 2020 and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees. Under the expense limitation agreement, the Adviser may recoup waived and/or reimbursed amounts with respect to MAF within thirty-six months of the date such amounts were waived or reimbursed, provided MAF’s total annual operating expenses, including such recoupment, do not exceed the Expense Cap in effect at the time of such waiver/reimbursement. Upon the consummation of the Reorganization, the Expense Cap will be extended to continue through at least June 29, 2021 and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Alexander F. Smith

cc: Lauren Thedford, Esq.

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